Exhibit 99.1
eLong Reports First Quarter 2010 Unaudited Financial Results
BEIJING, China — May 21, 2010 — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the first quarter ended March 31, 2010.
Highlights — First Quarter 2010
•	Total revenues for the first quarter increased 30% year-on-year to RMB107.5 million and net revenues increased 30% year-on-year to RMB101.1 million.

Total revenues by product were as follows (figures in RMB million):

		%		%	Y/Y
	Q1 2010	Total	Q1 2009	Total	Growth
Hotel reservations	69.2	64%	56.2	68%	23%
Air ticketing	29.4	28%	21.3	26%	38%
Other	8.9	8%	5.0	6%	78%

Total revenues	107.5	100%	82.5	100%	30%

•
Income from operations in the first quarter was RMB6.3 million compared to loss from operations of RMB3.4 million in the prior year period, driven primarily by increased net revenues, partially offset by increased cost of services and operating expenses.

•
Net income in the first quarter was RMB5.9 million compared to net income of RMB2.0 million in the prior year period, driven primarily by an increase of RMB9.6 million in income/(loss) from operations and an increase of RMB0.9 million in other income, partially offset by a decrease of RMB4.3 million in interest income, an increase of RMB1.8 million in income tax expense, and an increase of RMB0.5 million in foreign currency exchange losses.

•	Cash and cash equivalents and short-term investments as of March 31, 2010 were RMB951.9 million (USD139.5 million).

•	As of April 30, we acquired two online hotel booking agencies in China.
“We have made a solid start to 2010 by expanding our domestic hotel coverage to over 11,200 domestic hotels and 100,000 international hotels, improving our package products to over 50 departure and 28 destination cities in China and formally launching our mobile phone booking service today,” said Guangfu Cui, Chief Executive Officer of eLong. “eLong is now the largest online travel marketplace in China in terms of hotels available for booking, and we continue to extend eLong’s ‘real savings and worry-free’ travel booking services to even more customers and partners across China.”
“In the first quarter, we achieved significant progress on our topline by improving our year-on-year revenue growth to 30%. Our continued focus on driving efficiencies in all areas of our business also resulted in achieving positive income from operations” said Mike Doyle, Chief Financial Officer of eLong.

Business Results
Hotel
Hotel reservation commissions increased 23% for the first quarter of 2010 compared to the prior year quarter, primarily due to higher volume, which was partially offset by lower commission per room night. Commission per room night decreased 7% year-on-year primarily due to mix shift to lower ADR budget hotels as well as the impact of our coupon program. Room nights booked through eLong in the first quarter increased 32% year-on-year to 1.2 million.
Air
Air ticketing commissions increased 38% for the first quarter of 2010 compared to the prior year quarter, driven by a 29% increase in air segments to 653,000 and an increase in commission per segment. Commission per segment increased 7%, due to an 8% increase in average ticket price, partially offset by a decrease in air commission rates compared to the same quarter of the prior year.
Other
Other revenue increased 78% year-on-year for the first quarter of 2010. Other revenue is primarily online advertising on our websites and related offline activities. Other revenue grew to 8% of total revenues from 6% in the prior year quarter.
Profitability
Gross margin in the first quarter of 2010 was 69% which was relatively consistent with the first quarter of 2009.
Operating expenses for the first quarter of 2010 and same period in 2009 were as follows (figures in RMB million):

		% Net		% Net	Y/Y
	Q1 2010	Revenues	Q1 2009	Revenues	Growth
Service development	18.2	18%	13.0	17%	40%
Sales and marketing	33.5	33%	31.6	41%	6%
General and administrative	11.1	11%	12.4	16%	(10%)
Amortization of intangible assets	0.2	—	0.2	—	—

Total operating expenses	63.0	62%	57.2	74%	10%

Total operating expenses increased 10% for the first quarter of 2010 compared to the first quarter of 2009. Total operating expenses were 62% of net revenues, a decrease of 12 percentage points compared to the prior year quarter.
Service development expense consists of expenses related to technology and our product offering, including our websites, platforms, other system development and our supplier relations function. Service development expense increased 40% compared to the prior year quarter, mainly driven by an increase in headcount and higher employee compensation. As a percentage of net revenues, service development increased from 17% a year ago to 18% in the first quarter of 2010.
Sales and marketing expenses for the first quarter of 2010 increased 6% over the prior year quarter, mainly driven by increased marketing promotion expenses, partially offset by decreased headcount. Sales and marketing expenses decreased to 33% of net revenues in the first quarter of 2010 from 41% in the same quarter of the prior year.
General and administrative expenses for the first quarter of 2010 decreased 10% compared to the prior year quarter, mainly driven by a decrease in professional fees. General and administrative expenses decreased to 11% of net revenues in the first quarter of 2010 from 16% in the same quarter of the prior year.

Other income/(expense) which represents interest income, foreign exchange gains/(losses) and other income/expense, was RMB1.8 million in the first quarter of 2010 compared to RMB5.7 million in the first quarter of 2009, driven primarily by a decrease in interest income.
Net income for the first quarter of 2010 was RMB5.9 million, compared to net income of RMB2.0 million during the prior year quarter.
Net income per ADS and diluted net income per ADS for the first quarter of 2010 were RMB0.26 and RMB0.24, respectively, compared to net income per ADS and diluted net income per ADS of RMB0.08 in the prior year quarter.
Acquisitions
We consider acquisitions or affiliations with businesses in areas that may provide incremental revenue and support our further development. As part of this strategy, we have recently completed the acquisitions of certain online hotel reservation businesses in China, including SunnyChina.com and Sinohotel.com
•	SunnyChina.com is a predominantly online provider of hotel booking services. The company is based in Xi’an.

•	Sinohotel.com is an online hotel booking company targeting international inbound travelers to China. The company is based in Beijing.
Business Outlook
eLong currently expects net revenues for the second quarter of 2010 to be within the range of RMB102 million to RMB111 million, equal to an increase of 25% to 35% compared to the second quarter of 2009.
Safe Harbor Statement
It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, eLong’s losses sustained in prior years, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the TravelSky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong, fluctuations in the value of the Renminbi, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Annual Report on Form 20-F.
You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.
Conference Call
eLong will host a conference call to discuss its first quarter 2010 unaudited financial results on May 21, 2010 at 8:00 am Beijing time (May 20, 2010, 8:00 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. International participants can dial +1-210-795-0512. Pass code: eLong.
Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.
About eLong, Inc.
eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China, and offers a bilingual website and a 24-hour call center to provide both business and leisure travelers with accurate travel information, real savings and a worry-free travel booking experience. eLong empowers consumers to make informed decisions by providing convenient online and offline hotel, air ticket and vacation package booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. In addition to a selection of more than 11,200 hotels in over 470 cities across China, eLong also offers consumers the ability to make bookings at over 100,000 international hotels in more than 100 countries worldwide, and can fulfill domestic and international air ticket reservations in over 80 major cities across China. eLong is a subsidiary of Expedia, Inc. (NASDAQ: EXPE).
eLong operates websites including http://www.elong.com, http://www.elong.net and http://www.xici.net.
For further information, please contact:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

ELONG, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2009	2009	2010	2010
	RMB	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	56,222	72,748	69,167	10,133
Air ticketing	21,248	27,732	29,430	4,312
Other	5,003	6,458	8,915	1,306

Total revenues	82,473	106,938	107,512	15,751
Business tax and surcharges	(4,668)	(6,032)	(6,408)	(939)

Net revenues	77,805	100,906	101,104	14,812
Cost of services	(23,964)	(30,203)	(31,827)	(4,663)

Gross profit	53,841	70,703	69,277	10,149

Operating expenses:
Service development	(13,030)	(16,676)	(18,159)	(2,660)
Sales and marketing	(31,607)	(38,071)	(33,530)	(4,912)
General and administrative	(12,424)	(13,342)	(11,146)	(1,633)
Amortization of intangible assets	(157)	(182)	(185)	(27)
Charges related to property and equipment and intangible assets	—	(72)	—	—

Total operating expenses	(57,218)	(68,343)	(63,020)	(9,232)

Income/(loss) from operations	(3,377)	2,360	6,257	917
Other income/(expenses):
Interest income	5,383	1,195	1,067	156
Foreign exchange gains/(losses)	285	30	(220)	(32)
Other	—	(12)	910	133

Total other income, net	5,668	1,213	1,757	257
Income before income tax expense	2,291	3,573	8,014	1,174
Income tax expense	(290)	(2,608)	(2,079)	(305)

Net income	2,001	965	5,935	869

Net income per share	0.04	0.02	0.13	0.019
Diluted net income per share	0.04	0.02	0.12	0.018

Net income per ADS(2)(3)	0.08	0.04	0.26	0.038
Diluted net income per ADS(2)(3)	0.08	0.04	0.24	0.036

Shares used in computing net income per share:
Basic	47,079	47,289	47,388	47,388
Diluted	49,556	51,045	50,870	50,870

Share-based compensation charges included in:	2,398	3,845	4,130	604
Cost of services	139	321	303	44
Service development	668	1,136	1,470	215
Sales and marketing	704	523	825	121
General and administrative	887	1,865	1,532	224
Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB6.8258 on March 31, 2010, USD1.00=RMB6.8259 on December 31, 2009 and USD1.00=RMB6.8329 on March 31, 2009 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into U.S. dollars at the rates stated herein on the reporting dates, at any other rates or at all.
Note 2: 1 ADS = 2 shares.
Note 3: Non-GAAP financial measures

ELONG, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	Dec. 31, 2009	Mar. 31, 2010	Mar. 31, 2010
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	639,468	941,858	137,985
Short-term investments	313,467	10,000	1,465
Restricted cash	60,000	60,000	8,790
Accounts receivable, net	45,353	57,187	8,378
Due from related parties	321	570	84
Prepaid expenses	7,871	5,754	843
Other current assets	10,961	11,746	1,721

Total current assets	1,077,441	1,087,115	159,266
Property and equipment, net	44,005	41,544	6,086
Goodwill	31,950	36,360	5,327
Intangible assets, net	750	2,835	415
Other non-current assets	29,804	30,253	4,432

Total assets	1,183,950	1,198,107	175,526

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	41,905	59,071	8,654
Income taxes payable	2,908	3,194	468
Due to related parties	1,099	337	49
Accrued expenses and other current liabilities	92,694	80,421	11,782

Total current liabilities	138,606	143,023	20,953
Other liabilities	1,844	1,628	238

Total liabilities	140,450	144,651	21,191

Shareholders’ equity
Ordinary shares	1,879	1,883	276
High vote ordinary shares	2,363	2,363	346
Treasury Stock	(103,393)	(103,393)	(15,147)
Additional paid-in capital	1,326,985	1,331,002	194,996
Accumulated deficit	(184,334)	(178,399)	(26,136)

Total shareholders’ equity	1,043,500	1,053,456	154,335

Total liabilities and shareholders’ equity	1,183,950	1,198,107	175,526

Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income/(loss) per ADS, diluted net income/(loss) per ADS and Operating Income Before Amortization (“OIBA”). We believe these non-GAAP financial measures are important to help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP.
OIBA is defined as income/(loss) from operations plus: (1) stock-based compensation charges (2) acquisition-related impacts, including (i) amortization of intangible assets and impairment of goodwill and intangible assets, and (ii) gains or losses recognized on changes in the fair value of contingent consideration arrangements; and (3) certain infrequently occurring items, including restructuring charges and charges related to property and equipment. We exclude the items listed above from OIBA because we believe doing so may provide investors greater insight into management decision making at eLong. We believe OIBA is useful to investors because it is one of the primary internal metrics by which management evaluates the performance of our business as a whole and our individual business segments, on which internal budgets are based, and by which management and employees, including our Chief Executive Officer, are compensated. We believe that investors should have access to the same set of tools that management uses to analyze our performance. In addition, we believe that by excluding certain items, such as stock-based compensation charges and acquisition-related impacts, OIBA corresponds more closely to the cash operating income generated from our business and allows investors to gain additional understanding of factors and trends affecting the ongoing cash earning capabilities of our business, from which capital investments are made. Although depreciation is also a non-cash expense, it is included in OIBA because it is driven directly by the capital expenditure decisions made by management. OIBA also has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations. We seek to compensate for the limitation of the non-GAAP measure presented by also providing the comparable GAAP measure, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measure.
OIBA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.
ELONG, INC.
Tabular Reconciliation for Non-GAAP Measure
Operating Income Before Amortization
(IN THOUSANDS)

	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q1
	RMB	RMB	RMB	RMB	RMB	USD

OIBA	(822)	8,763	8,811	7,077	10,319	1,512
Stock-based compensation charges	(2,398)	(2,249)	(2,747)	(3,845)	(4,130)	(605)
Amortization of intangible assets	(157)	(157)	(157)	(182)	(185)	(27)
Fair value changes of contingent consideration	—	—	—	12	253	37
Restructuring charges	—	—	—	(630)	—	—
Charges related to property and equipment	—	—	—	(72)	—	—

Income/(loss) from operations	(3,377)	6,357	5,907	2,360	6,257	917

ELONG, INC.
TRENDED OPERATIONAL METRICS
(IN THOUSANDS)
The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2009				2010
	Q1	Q2	Q3	Q4	Q1
	RMB	RMB	RMB	RMB	RMB

OIBA	(822)	8,763	8,811	7,077	10,319

Hotel Reservations
Room Nights	912	980	1,183	1,241	1,206
Room Night Y/Y Growth	4%	1%	13%	18%	32%
Average Daily Rate Y/Y Growth	(11%)	(13%)	(11%)	(9%)	(2%)
Commission Per Room Night Y/Y Growth	(6%)	(7%)	(7%)	(9%)	(7%)
Hotel Commissions Y/Y Growth	(2%)	(6%)	5%	7%	23%

Air Ticketing
Air Segments	506	510	604	586	653
Air Segments Y/Y Growth	18%	24%	25%	26%	29%
Average Ticket Value Y/Y Growth	(8%)	(3%)	13%	4%	8%
Commission Per Segment Y/Y Growth	(8%)	(4%)	2%	14%	7%
Air Commissions Y/Y Growth	8%	19%	27%	44%	38%